Exhibit 99.1

POET Technologies Announces Pricing of US$150 Million Registered Direct Offering of Common Shares

Toronto, Ontario — January 22, 2026 — POET Technologies Inc. (“POET” or the “Company”) (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced that it has entered into securities purchase agreements with institutional investors for the purchase and sale of 20,689,656 common shares in a registered direct offering. The offering is expected to result in gross proceeds of approximately US$150 million, before deducting offering expenses. The closing of the offering is expected to occur on or about January 23, 2026, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from this investment for corporate development, including targeted acquisitions, scaling up of R&D, acceleration of its high-speed optical module and light source businesses, expanding operations, and general working capital.

Titan Partners, a division of American Capital Partners, is acting as the sole placement agent for the offering.

“POET’s Optical Interposer™ platform and the unique high speed optical engines and light source products based on it provide differentiated solutions at each level of AI infrastructure, from chip-to-chip data communications to data transfer within the datacenter to the mobile networks that deliver that data to users”, said Dr. Suresh Venkatesan, Executive Chairman & Chief Executive Officer of POET. “In each of these areas, we have either designed and developed our own unique components or secured partnerships with major component suppliers. We are seeing huge opportunities for both internal and inorganic growth. This offering is expected to expand our institutional investor base by attracting several new fundamental investors. With a substantial base of cash, we plan to accelerate our pursuit of targeted acquisitions, add to our capabilities and talent base, vertically integrate our products with differentiated components, and expand operations to pursue revenue opportunities across the board, in order to bring long-term value to shareholders.”

This offering is being made in the United States pursuant to an automatic shelf registration statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission (the “SEC”) and became automatically effective on January 22, 2026. The offering is being made only in the U.S. and by means of a prospectus supplement, which will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 49th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET’s Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.Brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Information

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations concerning the timing for, expected proceeds from and impact of the offering, the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the risk that the conditions to closing the offering may not be satisfied in a timely manner or that the offering may not be consummated at all, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075